# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: CompoSecure, Inc., CIK 0001823144
CUSIP: 20459V105
Title of class of securities: Class A Common Stock, par value $0.0001 per share
Address of issuer's principal executive offices: 309 Pierce Street, Somerset, New Jersey (NJ), 08873
Date of event which requires filing of this statement: 01/12/2026
Filed by CIK 0001228754
Persons authorized to receive notices and communications: Attn: General Counsel, 360 North Crescent Drive, South Building, Beverly Hills, California (CA), 90210, (310) 712-1850

## Reporting persons
- Platinum Equity, LLC (CIK 0001228754): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 52,829,757; sole dispositive power 0; shared dispositive power 52,829,757; aggregate amount beneficially owned 52,829,757 (18.3% of the class)
  Comment: Limited Liability Company
- Platinum Equity Investment Holdings, LLC (CIK 0001634372): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 52,829,757; sole dispositive power 0; shared dispositive power 52,829,757; aggregate amount beneficially owned 52,829,757 (18.3% of the class)
  Comment: Limited Liability Company
- Platinum Equity Investment Holdings IC (Cayman), LLC (CIK 0001756330): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 52,829,757; sole dispositive power 0; shared dispositive power 52,829,757; aggregate amount beneficially owned 52,829,757 (18.3% of the class)
  Comment: Limited Liability Company
- Platinum Equity InvestCo, L.P. (CIK 0001756331): type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); source of funds: other (OO); sole voting power 0; shared voting power 52,829,757; sole dispositive power 0; shared dispositive power 52,829,757; aggregate amount beneficially owned 52,829,757 (18.3% of the class)
- Platinum Equity Investment Holdings IV, LLC (CIK 0001756333): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 52,829,757; sole dispositive power 0; shared dispositive power 52,829,757; aggregate amount beneficially owned 52,829,757 (18.3% of the class)
  Comment: Limited Liability Company
- Platinum Equity Investment Holdings IV (Cayman), LLC (CIK 0001785531): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 52,829,757; sole dispositive power 0; shared dispositive power 52,829,757; aggregate amount beneficially owned 52,829,757 (18.3% of the class)
  Comment: Limited Liability Company
- Platinum Equity Partners International IV (Cayman), L.P. (CIK 0001785528): type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); source of funds: other (OO); sole voting power 0; shared voting power 52,829,757; sole dispositive power 0; shared dispositive power 52,829,757; aggregate amount beneficially owned 52,829,757 (18.3% of the class)
- PE Titan CS Holdings, L.P. (CIK 0002104295): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 52,829,757; sole dispositive power 0; shared dispositive power 52,829,757; aggregate amount beneficially owned 52,829,757 (18.3% of the class)
- Tom Gores (CIK 0001471783): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: other (OO); sole voting power 0; shared voting power 52,829,757; sole dispositive power 0; shared dispositive power 52,829,757; aggregate amount beneficially owned 52,829,757 (18.3% of the class)

## Item 1. Security and Issuer
Title of class of securities: Class A Common Stock, par value $0.0001 per share
Name of issuer: CompoSecure, Inc.
Address of issuer's principal executive offices: 309 Pierce Street, Somerset, New Jersey (NJ), 08873

## Item 2. Identity and Background
Name of person filing:
The Schedule 13D is being filed by the following individuals (each a "Reporting Person" and collectively, the "Reporting Persons"):

Platinum Equity, LLC

Platinum Equity Investment Holdings, LLC

Platinum Equity Investment Holdings IC (Cayman), LLC

Platinum Equity InvestCo, L.P.

Platinum Equity Investment Holdings IV, LLC

Platinum Equity Investment Holdings IV (Cayman), LLC

Platinum Equity Partners International IV (Cayman), L.P.

PE Titan CS Holdings, L.P.

Tom Gores

The executive officers of Platinum Equity, LLC are set forth in Exhibit 99.1 to this Schedule 13D (collectively, the "Related Persons").
Residence or business address: The business address for each of the Reporting Persons and the Related Persons is c/o Platinum Equity Advisors, LLC, 360 North Crescent Drive, South Building, Beverly Hills, CA 90210.
Present principal occupation or employment: Mr. Gores is the Chairman and Chief Executive Officer of Platinum Equity Advisors, LLC. Each of the remaining Reporting Persons is principally engaged in the business of investments in securities. The principal occupation of each of the Related Persons is set forth in Exhibit 99.1 to this Schedule 13D.
Criminal convictions in the last five years: During the last five years, none of the Reporting Persons or Related Persons have been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: During the last five years, none of the Reporting Persons or Related Persons were a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship:
Mr. Gores is a citizen of the United States. Each of Platinum Equity InvestCo, L.P. and Platinum Equity Partners International IV (Cayman), L.P. is organized under the laws of the Cayman Islands. Each of the remaining Reporting Persons is organized under the laws of the State of Delaware.

The citizenship of each of the Related Persons is set forth in Exhibit 99.1 to this Schedule 13D.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
Transaction Agreement

On January 12, 2026 (the "Closing Date"), the Issuer consummated its acquisition (the "Husky Acquisition") of Husky Technologies Limited ("Husky") pursuant to the terms of a share purchase agreement, dated November 2, 2025 (the "Transaction Agreement"), by and among the Issuer, certain subsidiaries of the Issuer, Husky, Platinum Equity Advisors, LLC ("Platinum Advisors"), certain entities affiliated with Platinum Advisors, including PE Titan CS Holdings, L.P., and certain members of Husky management (together with Platinum Advisors and its affiliates, the "Platinum Parties"). Pursuant to the Transaction Agreement, at the closing of the Husky Acquisition, (i) the Issuer combined with Husky, with Husky becoming an indirect wholly owned subsidiary of the Issuer, and (ii) the Platinum Parties received aggregate consideration of approximately $680.69 million in cash and 54,978,334 shares (the "Stock Consideration") of the Issuer's Class A Common Stock, par value $0.0001 per share ("Class A Common Stock"), with PE Titan CS Holdings, L.P. receiving 52,829,757 shares of the Stock Consideration.

## Item 4. Purpose of Transaction
Purpose of transaction:
Transaction Agreement

Item 3 above summarizes certain provisions of the Transaction Agreement and is incorporated herein by reference.

Investor Rights Agreement

On the Closing Date, the Issuer and PE Titan CS Holdings, L.P. entered into an investor rights agreement (the "Investor Rights Agreement"), pursuant to which, PE Titan CS Holdings, L.P. has the right to nominate (i) two members of the Issuer's board of directors (the "Board"), for so long as it, together with its affiliates, continue to hold at least 10% of the outstanding shares of Class A Common Stock, and (ii) one member of the Board so long as it, together with its affiliates, continue to hold less than 10% but more than 5% of the outstanding shares of Class A Common Stock. Pursuant to the terms of the Investor Rights Agreement, PE Titan CS Holdings, L.P. nominated Delara Zarrabi and Louis Samson to serve on the Board.

In addition, pursuant to the Investor Rights Agreement, PE Titan CS Holdings, L.P. has agreed to be subject to a lock-up period of 90 days following the Closing Date, subject to early release by the Issuer.

Registration Rights Agreement

In addition, on the Closing Date, the Issuer and PE Titan CS Holdings, L.P. entered into a registration rights agreement (the "Registration Rights Agreement") which, among other things, provides for customary resale, demand and piggyback registration rights.

The foregoing descriptions of the Transaction Agreement, the Investor Rights Agreement and the Registration Rights Agreement do not purport to be complete and are qualified in their entirety by the full text of such agreements, each of which is attached as an exhibit to this Schedule 13D and incorporated herein by reference.

General

The Reporting Persons acquired the securities described in this Schedule 13D in connection with the Husky Acquisition, and they intend to review their investments in the Issuer on a continuing basis. Any actions the Reporting Persons might undertake will be dependent upon the Reporting Persons' review of numerous factors, including, but not limited to: an ongoing evaluation of the Issuer's business, financial condition, operations and prospects; price levels of the Issuer's securities; general market, industry and economic conditions; the relative attractiveness of alternative business and investment opportunities; and other future developments.

The Reporting Persons may acquire additional securities of the Issuer, or retain or sell all or a portion of the securities then held, in the open market or in privately negotiated transactions. In addition, the Reporting Persons, including its nominees to the Board, from time to time, in their positions as directors of the Issuer, may engage in discussions with management, the Board, and other securityholders of the Issuer and other relevant parties or encourage, cause or seek to cause the Issuer or such persons to consider or explore extraordinary corporate transactions, such as: a merger, reorganization or take-private transaction that could result in the de-listing or de-registration of the Class A Common Stock; security offerings and/or stock repurchases by the Issuer; sales or acquisitions of assets or businesses; changes to the capitalization or dividend policy of the Issuer; or other material changes to the Issuer's business or corporate structure, including changes in management or the composition of the Board.

To facilitate their consideration of such matters, the Reporting Persons may retain consultants and advisors and may enter into discussions with potential sources of capital and other third parties. The Reporting Persons may exchange information with any such persons pursuant to appropriate confidentiality or similar agreements. The Reporting Persons will likely take some or all of the foregoing steps at preliminary stages in their consideration of various possible courses of action before forming any intention to pursue any particular plan or direction.

Other than as described above, the Reporting Persons do not currently have any plans or proposals that relate to, or would result in, any of the matters listed in Items 4(a)-(j) of Schedule 13D, although the Reporting Persons may change their purpose or formulate different plans or proposals with respect thereto at any time.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
The ownership information set forth herein represents beneficial ownership of Class A Common Stock as of the date hereof, based upon 289,415,409 shares of Class A Common Stock outstanding as of the Closing Date.

PE Titan CS Holdings, L.P. is the record holder of 52,829,757 shares of Class A Common Stock, representing 18.3% of the outstanding shares. Tom Gores is the manager of Platinum Equity, LLC, which is the sole member of Platinum Equity Investment Holdings, LLC, which is the sole member of Platinum Equity Investment Holdings IC (Cayman), LLC, which is the general partner of Platinum Equity InvestCo, L.P., which is the sole member of Platinum Equity Investment Holdings IV, LLC, which is the sole member of Platinum Equity Investment Holdings IV (Cayman), LLC, which is the general partner of Platinum Equity Partners International IV (Cayman), L.P., which is the general partner of PE Titan CS Holdings, L.P. By virtue of these relationships, each of the foregoing entities and Mr. Gores may be deemed to share beneficial ownership of the securities held of record by PE Titan CS Holdings, L.P.
Number of shares as to which each person has sole or shared power to vote or dispose:
Sole power to vote or to direct the vote: 0

Shared power to vote or to direct the vote: 52,829,757

Sole power to dispose or to direct the disposition: 0

Shared power to dispose or to direct the disposition: 52,829,757
Transactions in the class effected during the past sixty days: Except as otherwise disclosed in Item 3 and Item 4 herein, during the past 60 days, none of the Reporting Persons or the Related Persons have effected any transactions in the Class A Common Stock during the past 60 days.
Other persons with the right to receive dividends or sale proceeds: None.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Item 4 above summarizes certain provisions of the Transaction Agreement, the Investor Rights Agreement and the Registration Rights Agreement and is incorporated herein by reference. A copy of each agreement is attached as an exhibit hereto and incorporated herein by reference.

Except as set forth herein, none of the Reporting Persons or Related Persons has any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Issuer, including, but not limited to, any contracts, arrangements, understandings or relationships concerning the transfer or voting of such securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Exhibit 99.1: Executive Officers of Platinum Equity, LLC

Exhibit 99.2: Joint Filing Agreement.

Exhibit 99.3: Power of Attorney.

Exhibit 99.4: Share Purchase Agreement, dated as of November 2, 2025, by and among CompoSecure, Inc., certain of its subsidiaries, Husky Technologies Limited, Platinum Equity, certain entities affiliated with Platinum Equity and management members of Husky (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by the Issuer on November 4, 2025).

Exhibit 99.5: Investor Rights Agreement, dated as of January 12, 2026, by and between CompoSecure, Inc. and PE Titan CS Holdings L.P. (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by the Issuer on January 12, 2026).

Exhibit 99.6: Registration Rights Agreement, dated as of January 12, 2026, by and between CompoSecure, Inc. and PE Titan CS Holdings L.P. (incorporated by reference to Exhibit 10.2 to the Current Report on Form 8-K filed by the Issuer on January 12, 2026).

## Signatures
- Platinum Equity, LLC: /s/ Mary Ann Sigler, Mary Ann Sigler, Executive Vice President, Chief Financial Officer and Treasurer (01/20/2026)
- Platinum Equity Investment Holdings, LLC: /s/ Mary Ann Sigler, Mary Ann Sigler, Vice President, Secretary and Treasurer (01/20/2026)
- Platinum Equity Investment Holdings IC (Cayman), LLC: /s/ Mary Ann Sigler, Mary Ann Sigler, President (01/20/2026)
- Platinum Equity InvestCo, L.P.: By: Platinum Equity Investment Holdings IC (Cayman), LLC, its general partner, /s/ Mary Ann Sigler, Mary Ann Sigler, President (01/20/2026)
- Platinum Equity Investment Holdings IV, LLC: /s/ Ty Renbarger, Ty Renbarger, Vice President (01/20/2026)
- Platinum Equity Investment Holdings IV (Cayman), LLC: /s/ Ty Renbarger, Ty Renbarger, Vice President (01/20/2026)
- Platinum Equity Partners International IV (Cayman), L.P.: By: Platinum Equity Investment Holdings IV (Cayman), LLC, its general partner, /s/ Ty Renbarger, Ty Renbarger, Vice President (01/20/2026)
- PE Titan CS Holdings, L.P.: By: Platinum Equity Partners International IV (Cayman), L.P., its GP, Platinum Equity Investment Holdings IV (Cayman), LLC, its GP, /s/ Ty Renbarger, Ty Renbarger, Vice President (01/20/2026)
- Tom Gores: /s/ Mary Ann Sigler, Mary Ann Sigler, Attorney-in-Fact (01/20/2026)